                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              Hanover Direct, Inc.
                        --------------------------------
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                        --------------------------------
                                 (CUSIP Number)

     Mr. Kurt Nauer                             Robert P. Wessely, Esq.
     Richemont Finance S.A.                     Dorsey & Whitney LLP
     35 Boulevard Prince Henri                  250 Park Avenue
     L 1724 Luxembourg                          New York, New York  10177
     011-352-227-252                            (212) 415-9200
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 1998
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(g), for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 19 Pages

CUSIP No. 440506 10 3                  13D                    Page 2 of 19 Pages


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

            Richemont Finance S.A.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

            WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) OR 2(e)                                                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Luxembourg

     NUMBER OF               7.   SOLE VOTING POWER
      SHARES                      112,084,623 shares *

    BENEFICIALLY             8.   SHARED VOTING POWER
      OWNED BY                    1,510,000 shares*
       EACH

     REPORTING               9.   SOLE DISPOSITIVE POWER
       PERSON                     102,790,657 shares*
        WITH
                            10.   SHARED DISPOSITIVE POWER
                                  1,510,000 shares*

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            113,594,623 shares*

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.0%    (48.9% sole dispositive power)*

14.   TYPE OF REPORTING PERSON

            CO

* See item 5

CUSIP No. 440506 10 3                  13D                    Page 3 of 19 Pages


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

            Richemont Holdings S.A.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

            WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) OR 2(e)                                                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Luxembourg

     NUMBER OF               7.   SOLE VOTING POWER
      SHARES                      112,084,623 shares *

    BENEFICIALLY             8.   SHARED VOTING POWER
      OWNED BY                    1,510,000 shares*
       EACH

     REPORTING               9.   SOLE DISPOSITIVE POWER
       PERSON                     102,790,657 shares*
        WITH
                            10.   SHARED DISPOSITIVE POWER
                                  1,510,000 shares*

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            113,594,623 shares*

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.0%    (48.9% sole dispositive power)*

14.   TYPE OF REPORTING PERSON

            CO, HC

* See item 5

CUSIP No. 440506 10 3                  13D                    Page 4 of 19 Pages


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

            Richemont S.A.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

            WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) OR 2(e)                                                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Luxembourg

       NUMBER OF              7.   SOLE VOTING POWER
        SHARES                     112,084,623 shares*

     BENEFICIALLY             8.   SHARED VOTING POWER
       OWNED BY                    1,510,000 shares*
         EACH

      REPORTING               9.   SOLE DISPOSITIVE POWER
       PERSON                      102,790,657 shares*
        WITH
                             10.   SHARED DISPOSITIVE POWER
                                   1,510,000 shares*

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            113,594,623 shares*

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  54.0%    (48.9% sole dispositive power)*

14.   TYPE OF REPORTING PERSON

            CO, HC

* See item 5

CUSIP No. 440506 10 3                  13D                    Page 5 of 19 Pages


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

            Compagnie Financiere Richemont AG

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

            WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) OR 2(e)                                                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Switzerland

      NUMBER OF               7.   SOLE VOTING POWER
       SHARES                      112,084,623 shares*

     BENEFICIALLY             8.   SHARED VOTING POWER
      OWNED BY                     1,510,000 shares*
        EACH

     REPORTING                9.   SOLE DISPOSITIVE POWER
       PERSON                      102,790,657 shares*
        WITH
                             10.   SHARED DISPOSITIVE POWER
                                   1,510,000 shares*

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            113,594,623 shares*

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.0%    (48.9% sole dispositive power)*

14.   TYPE OF REPORTING PERSON

            CO, HC

* See item 5

CUSIP No. 440506 10 3                  13D                    Page 6 of 19 Pages


1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

            Compagnie Financiere Rupert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

            WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) OR 2(e)                                                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Switzerland

      NUMBER OF               7.   SOLE VOTING POWER
       SHARES                      112,084,623 shares*

     BENEFICIALLY             8.   SHARED VOTING POWER
      OWNED BY                     1,510,000 shares*
        EACH

      REPORTING               9.   SOLE DISPOSITIVE POWER
       PERSON                      102,790,657 shares*
        WITH
                             10.   SHARED DISPOSITIVE POWER
                                   1,510,000 shares*

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             113,594,623 shares*

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.0%    (48.9% sole dispositive power)*

14.   TYPE OF REPORTING PERSON

            PN

* See item 5

CUSIP No. 440506 10 3                  13D                    Page 7 of 19 Pages


Item 1. Security and Issuer

      This Amendment No. 3 to Statement on Schedule 13D, filed with respect to events that occurred on July 31, 1998, relates to shares of Common Stock, par value $0.66 2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 1500 Harbor Boulevard, Weehawken, New Jersey 07087. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning ascribed thereto in the original Statement on Schedule 13D filed on June 16, 1997.

Item 2. Identity and Background

      (a) - (c) and (f) This Statement on Schedule 13D is filed on behalf of Richemont Finance S.A. ("Richemont"), Richemont S.A., Compagnie Financiere Richemont AG, Compagnie Financiere Rupert and Richemont Holdings S.A. (the "Reporting Persons"). The following table sets forth the name, the State or other place or organization, the principal business, the address of such principal business and the address of the principal office of each of the Reporting Persons.

      NAME:                          RICHEMONT FINANCE S.A.
      State of organization:         Luxembourg
      Principal business:            Finance affiliate of Compagnie
                                     Financiere Richemont AG, a Swiss public
                                     company with interests primarily in the
                                     fields of luxury goods and tobacco products
      Address of principal business: 35 Boulevard Prince Henri
                                     L 1724 Luxembourg
      Address of principal office:   35 Boulevard Prince Henri
                                     L 1724 Luxembourg

      NAME:                          RICHEMONT HOLDINGS S.A.
      State of organization:         Luxembourg
      Principal business:            Holding Company
      Address of principal business: 35 Boulevard Prince Henri
                                     L 1724 Luxembourg
      Address of principal office:   35 Boulevard Prince Henri
                                     L 1724 Luxembourg

      NAME:                          RICHEMONT S.A.
      State of organization:         Luxembourg
      Principal business:            A publicly traded Affiliate of Compagnie
                                     Financiere Richemont AG, a Swiss public
                                     company with interests primarily in the
                                     fields of luxury goods and tobacco products
      Address of principal business: 35 Boulevard Prince Henri
                                     L 1724 Luxembourg
      Address of principal office:   35 Boulevard Prince Henri
                                     L 1724 Luxembourg

CUSIP No. 440506 10 3                  13D                    Page 8 of 19 Pages


      NAME:                          COMPAGNIE FINANCIERE RICHEMONT
                                      AG
      State of Organization:         Switzerland
      Principal business:            A Swiss public company with interests
                                     primarily in the fields of luxury goods
                                     and tobacco products
      Address of principal business: Rigistrasse 2
                                     6300 Zug Switzerland
      Address of principal office:   Rigistrasse 2
                                     6300 Zug Switzerland

      NAME:                          COMPAGNIE FINANCIERE RUPERT
      State  of organization:        Switzerland
      Principal business:            A partnership limited by shares, the
                                     principal business of which is the
                                     holding of investments
      Address of principal business: Rigistrasse 2
                                     6300 Zug Switzerland
      Address of principal office:   Rigistrasse 2
                                     6300 Zug Switzerland

      The name, citizenship, business address and present principal occupation or employment of each executive officer and director of the Reporting Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit A.

      (d) - (e) During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

      Pursuant to a Letter Agreement (the "Letter Agreement") dated June 1, 1998 by and among NAR Group Limited ("NAR") and NAR's shareholders, Richemont, Evansville Limited ("Evansville") and Alan G. Quasha, NAR sold to Richemont warrants (the "Warrants") to acquire up to an aggregate of 5,646,490 shares of Common Stock. On July 31, 1998, Richemont exercised the Warrants to purchase

CUSIP No. 440506 10 3                  13D                    Page 9 of 19 Pages


the 5,646,490 shares of Common Stock for an aggregate purchase price of $13,640,796.21, which funds were provided from Richemont's working capital.

Item 4. Purpose of the Transaction

        The Reporting Persons have exercised the Warrants to purchase the 5,646,490 shares of Common Stock as an investment in the Issuer. Except as described in this Item 4 and elsewhere in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above. In the future, however, the Reporting Persons reserve the right to adopt such plans or proposals.

Item 5. Interest in Securities of the Issuer

      (a) and (b). The beneficial ownership of the Reporting Persons other than Richemont is indirect through Richemont. The Issuer reported a total of 204,646,298 shares of Common Stock issued and outstanding as of June 27, 1998. Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own 113,594,623 shares, or 54.0% of the outstanding Common Stock (taking into account the issuance of an additional 5,646,490 shares of common stock in connection with the exercise of the Warrants, and including, as described below, 9,293,966 shares subject to the proxy described below and 1,510,000 shares owned by NAR, of which Richemont is a shareholder). For purposes of Section 13(d), the Reporting Person may be deemed to have sole power to vote 112,084,623 of such shares and sole power to dispose of 102,790,657 of such shares (which shares with sole dispositive power constitute 48.9% of the outstanding Common Stock). The 9,293,966 shares with respect to which the Reporting Persons may be deemed to have sole voting but not dispositive power are beneficially owned by Evansville and are subject to the proxy granted by Evansville described under
Item 6. Prior to the exercise of the Warrants, such proxy

CUSIP No. 440506 10 3                  13D                   Page 10 of 19 Pages


covered 12,111,565 shares. Due to the exercise of the Warrants, such proxy now covers 9,293,966 shares of Common Stock. In addition, the Reporting Persons may be deemed to have shared voting and shared dispositive power with respect to the 1,510,000 shares of Common Stock owned by NAR, which shares are subject to options granted by NAR to the Chief Executive Officer of the Issuer. The Reporting Persons disclaim beneficial ownership of the shares owned by Evansville which are subject to the proxy and to the 1,510,000 shares owned by NAR.

      (c) As described in Item 3 above, on July 31,1998, Richemont exercised the Warrants to acquire 5,646,490 shares of Common Stock for the aggregate exercise price of $13,640,796.21. Evansville has granted to Richemont an irrevocable proxy to vote certain shares of Common Stock, as more fully described in Item 6 below. Other than the transactions described herein, no transactions in the shares of Common Stock have been effected since the date of the most recent filing on Schedule 13D by the Reporting Persons, or, to the best of their knowledge, any of their respective officers and directors.

      (d) Not applicable.

      (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Reference is hereby made to Items 3, 4 and 5 of this amended Statement on
Schedule 13D for a description of certain contracts, arrangements, understandings and relationships relating to the securities of the Issuer. Except as described therein and in this Item 6, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

      Pursuant to the Letter Agreement, Evansville granted to Richemont a proxy to vote 12,111,565 shares of Common stock held by Evansville. Pursuant to the terms of the proxy, upon Richemont's exercise of the Warrants held by it, the number of shares of Common Stock subject to the proxy has been reduced, and Richemont now holds a proxy to vote 9,293,966 shares of Common Stock.

      Prior to the sale to a third party of all or part of the shares of Common Stock subject to the proxy and held by Evansville (the "Subject Shares"), Evansville must

CUSIP No. 440506 10 3                  13D                   Page 11 of 19 Pages


provide Richemont with notice and the opportunity to exercise its right of first offer over such shares to be sold by the undersigned in accordance with the Joint Venture Agreement and, if Richemont does not exercise such right (the "Right"), then the proxy will terminate with regard to such Subject Shares, with the Subject Shares being treated as the last shares of Common Stock sold by Evansville from its holdings thereof.

Item 7. Material to be Filed as Exhibits

        Exhibit A. Information Concerning Reporting Persons' Officers and
                   Directors.


Signatures

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 1998

                             RICHEMONT FINANCE S.A.


                             By: /s/ Robert P. Wessely
                                 -------------------------------
                                 Robert P. Wessely, its
                                 Attorney-in-Fact


                             RICHEMONT HOLDINGS S.A.


                             By: /s/ Robert P. Wessely
                                 -------------------------------
                                 Robert P. Wessely, its
                                 Attorney-in-Fact


                             RICHEMONT S.A.


                             By: /s/ Robert P. Wessely
                                 -------------------------------
                                 Robert P. Wessely, its
                                 Attorney-in-Fact

CUSIP No. 440506 10 3                  13D                   Page 12 of 19 Pages


                             COMPAGNIE FINANCIERE RICHEMONT AG


                             By: /s/ Robert P. Wessely
                                 -------------------------------
                                 Robert P. Wessely, its
                                 Attorney-in-Fact



                             COMPAGNIE FINANCIERE RUPERT


                             By: /s/ Robert P. Wessely
                                 -------------------------------
                                 Robert P. Wessely, its
                                 Attorney-in-Fact

CUSIP No. 440506 10 3                  13D                   Page 13 of 19 Pages


                                  Exhibit Index

Exhibit A.     Information Concerning Reporting Persons' Officers and Directors.